Exhibit (d)2(s)

AMENDMENT TO INVESTMENT SUBADVISORY AGREEMENT

THIS AMENDMENT is made effective as of the 1st day of November, 2007, by and between T. Rowe Price Associates, Inc., a corporation organized and existing under the laws of the State of Maryland (hereinafter, the “Sub-Adviser”) and Mason Street Advisors, LLC, a Delaware limited liability company and successor in interest to Northwestern Mutual Investment Services, Inc. pursuant to an Assignment and Assumption of Contracts dated January 1, 2002 (hereinafter, the “Adviser”).

WHEREAS, the Sub-Adviser and the Adviser are parties to that certain Investment Subadvisory Agreement dated June 29, 2001 (the “Agreement”), relating to the T. Rowe Price Small Cap Value Portfolio (the “Fund”) of the Northwestern Mutual Series Fund, Inc. (the “Company”); and

WHEREAS, the Sub-Adviser and the Adviser desire to amend the Agreement for the limited purpose of including the contractual limitations required by Rules 10f-3, 12d3-1 and 17a-10 under the Investment Company Act of 1940, as amended, for the Company to have the ability to enter into certain transactions with the Sub-Adviser and/or its affiliates, as permitted by such Rules.

NOW, THEREFORE, in consideration of the foregoing Recitals, the parties hereto agree as follows:

1. Amendment. The following new sentence shall be added to the end of Section 2.B. of the Agreement, as follows:

“The Subadviser is hereby prohibited from consulting with any other subadvisers of the Fund, other subadvisers to another portfolio of the Company, or other subadvisers to a portfolio under common control with the Fund concerning transactions of the Fund in securities or other assets.”

2. No Other Changes. In all other respects, the Agreement is confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

MASON STREET ADVISORS, LLC

By:
Mark G. Doll, President

T. ROWE PRICE ASSOCIATES, INC.

By:
Title: